[FIRST INDUSTRIAL, L.P. LETTERHEAD]
January 26, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Rakip

Re:	First Industrial, L.P.
Form 10-K for fiscal year ended December 31, 2007
Filed February 25, 2008
File No. 333-21873
Dear Mr. Rakip:
     We are writing to respond to the comment of the Staff contained in a letter, dated January 6, 2009, relating to the above-referenced filing of First Industrial, L.P. (the “Operating Partnership”). Set forth below is the comment (in italics) as set forth in the Staff’s letter and immediately below the comment is the response of management.
Form 10-K for the fiscal year ended December 31, 2007
Item 5. Market for Registrant’s Partners’ Capital, Related Partner Matters, and Issuer Purchases of Equity Securities, page 24
1.	We note your response to prior comment 3. In future filings, please disclose within your financial statements the amount that would be paid, or the number of shares that would be issued and their fair value if the settlement of the Units of the Operating Partnership, convertible into common stock of First Industrial Realty Trust, Inc. on a one-for-one basis or cash at the option of First Industrial Realty Trust, Inc., were to occur at the balance sheet date.
In future filings, management will revise its disclosure to disclose the amount that would be paid in cash, or the number of shares that would be issued and their fair value, if the settlement of the Units of the Operating Partnership were to occur at the balance sheet date.

Securities and Exchange Commission
Attention: Mark Rakip
January 26, 2009

     In connection with responding to the above comment, the Operating Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about the Operating Partnership’s response to your comment or require further explanation, please do not hesitate to telephone me at (312) 344-4380.
Very truly yours,
/s/ Scott Musil
Scott Musil

cc:	John H. Clayton William E. Turner II